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SCHEDULE 5

PERMITTED ENCUMBRANCES

1.

Encumbrances by way of title retention in the case of agreements required by the relevant supplier and entered into in the normal course of trade.

2.

Liens arising by operation of law and in the ordinary course of trade of the relevant member of the Group.

3.

Encumbrances constituted by the Security Documents.

4.

Encumbrances constituted with the prior written consent of an Instructing Group.

5.

Rights of set off arising in the ordinary course of trade between any member of the Group and its suppliers or customers.

6.

Encumbrances constituted in relation to any Finance Leases, hire purchase agreements, conditional sale agreements or other agreements for the acquisition or use of assets on deferred payment terms if and to the extent that the relevant member of the Group is permitted to enter into any such arrangements pursuant to the terms of this Agreement.

7.

Encumbrances constituted in relation to any bond or amount of up to £2,000,000 lodged by Littlewoods Isle of Man Limited with the relevant gaming authority.

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SCHEDULE 6

GROUP ORGANISATION CHART

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SCHEDULE 7

INITIAL SECURITIES

[Initial Securities granted]

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SCHEDULE 8

PERMITTED INDEBTEDNESS

1.

Indebtedness constituted by the Financing Documents.

2.

Indebtedness constituted by the Permitted Hedging Transactions.

3.

Loans to employees in accordance with the Group's normal policy provided that not more than £100,000 (or its equivalent) in aggregate may be outstanding at any time.

4.

Indebtedness due by one Obligor to another Obligor provided that no loans or capital contributions may be made available by any member of the Group to Rodime Technologies Limited without the prior written consent of the Lenders.

5.

Indebtedness under any Finance Lease provided that the aggregate capital value of any assets which are the subject of such Finance Leases to members of the Group do not exceed £1,000,000 (or its equivalent) from time to time.

6.

Indebtedness under the counter indemnity dated on or around 1st February 2002 and granted by Littlewoods Promotions Limited in favour of The Governor and Company of the Bank of Scotland.

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SCHEDULE 9

NB:

The execution and delivery to the Agent of this Transfer Certificate may not of itself transfer the appropriate proportion of the transferring Lender's right to the benefit of security in each relevant jurisdiction. It is the responsibility of the transferee to investigate and where necessary seek its own advice of the efficacy of the Transfer Certificate in this connection.

FORM OF TRANSFER CERTIFICATE

To:

Sportech PLC (formerly known as Rodime plc) and the other parties to the Facility Agreement (as defined below)

TRANSFER CERTIFICATE

relating to a facility agreement (as amended, varied, novated, supplemented or restated the “Facility Agreement”) originally dated 10th August 2000 between Sportech PLC and others, The Governor and Company of the Bank of Scotland as Arranger, Agent, and the financial institutions named therein as Lenders in terms of which the Lenders have made certain term loan facilities available to the Borrower.

1.

Terms defined in the Facility Agreement shall have the same meanings where used in this Transfer Certificate. The terms Existing Lender, Transferee Lender, Transfer Date, Lender's Commitment and Amount Transferred are defined in the Schedule hereto.

2.

The Existing Lender (i) confirms that the Lender's Commitment is an accurate summary of its participation in the Facility and (ii) requests the Transferee Lender to accept and procure the transfer by novation to the Transferee Lender of the amount transferred of its Commitment by counter-signing and delivering this Transfer Certificate to the Agent at its address for the service of notices specified in the Facility Agreement.

3.

The Transferee Lender hereby requests each of the parties to the Facility Agreement to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of Clause 33 of the Facility Agreement and to transfer its obligations thereunder to the extent set out in the Schedule hereto so as to take effect in accordance with the terms of the Facility Agreement thereof on the Transfer Date.

4.

The Transferee Lender confirms that it has received a copy of the Financing Documents together with such other information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Existing Lender or any other Lender to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Existing Lender or any other Lender to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any of the Obligors.

5.

The Transferee Lender hereby undertakes with the Existing Lender and each of the other parties to the Facility Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Facility Agreement will be assumed by it after delivery of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

6.

On the execution of this Transfer Certificate by the Agent on their behalf, the other parties to the Facility Agreement accept the Transferee Lender as a party to the Facility Agreement in substitution for the Existing Lender with respect to all of those rights and/or obligations which, in accordance with the terms of the Facility Agreement, will be assumed by the Transferee Lender upon delivery of the executed copy of this Transfer Certificate to the Agent.

7.

None of the Existing Lender, the other Lenders or the Agent makes any representation or warranty or assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Financing Documents or any document relating thereto and assumes no responsibility for the financial condition of any of the Obligors or for the performance and observance by any of the Obligors of any of their obligations under the Financing Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

8.

The Existing Lender hereby gives notice that nothing herein or in the Financing Documents (or any document relating thereto) shall oblige the Existing Lender to (i) repurchase from the Transferee Lender the whole or any part of the Amount Transferred at any time after the Transfer Date or (ii) support any losses directly or indirectly sustained or incurred by the Transferee Lender for any reason whatsoever including, without limitation, the non-performance by any of the Obligors or any other party to the Financing Documents (or any document relating thereto) of its obligations under any such document. The Transferee Lender hereby acknowledges the absence of any such obligation as is referred to in (i) or (ii) above.

9.

The Transferee Lender confirms that as at the date of this Transfer Certificate it is a Qualifying Bank and that its Facility Office is in the United Kingdom.

10.

This Transfer Certificate and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with English law.

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The Schedule

1.

Existing Lender:

2.

Transferee Lender:

3.

Transfer Date:

4.

Lender’s Commitment:
Tranche A:
Tranche B:

5.

Amount Transferred:
Tranche A:
Tranche B:

Administrative Details of Transferee Lender

Address:

Contact Name:

Account for Payments:

Facility Office:

Telex:

Facsimile:

Telephone:

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SIGNATORIES

[Existing Lender]

By:

[Transferee Lender]

By:

THE AGENT on behalf of itself
and each of the other parties to
the Facility Agreement

By:

Dated:

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SCHEDULE 10

INTERPRETATION

1.

In this Agreement:

“Accounts” means the audited consolidated accounts of the Borrower for its financial year ended 30 September 1999 and of each Target and its subsidiaries for its financial year ended 30 April 2000;

“Accountants’ Report” means (a) the report by KPMG dated 26 June 2000 and addressed to the Agent and the Lenders, (b) the long form report by KPMG dated on or around 10th August 2000 and (c) the working capital report by KPMG dated on or around the date hereof and includes (in each case) the engagement letter in each case in relation thereto;

“Acquisition” means the acquisition by the Borrower of the entire issued share capital of each Target in accordance with the terms of the Share Purchase Agreement;

“Acquisition Documents” means:

(i)

the Share Purchase Agreement;

(ii)

the Tax Deed as defined in the Share Purchase Agreement; and

(iii)

the other documents referred to in the Share Purchase Agreement;

“Advance” means, save as otherwise provided herein, an advance made or to be made by the Lenders hereunder whether under Tranche A or Tranche B;

“Affiliate” means in relation to any company, the ultimate holding company of that company or an entity of which that company or its ultimate holding company (a) has direct or indirect control or (b) owns directly or indirectly more than 50% (fifty per cent) of the equity share capital or similar rights of ownership and “control” for this purpose means the power to direct the management and policies of the entity whether through the ownership of voting capital, by contract or otherwise;

“Agreed Financial Model” means any Agreed Model (as defined in the ITV Heads of Terms) prepared in accordance with the provisions of the ITV Heads of Terms;

“Agreed Issues” means:

(i)

the Rights Issue;

(ii)

the allotment of up to 168,282,663 ordinary shares in the capital of the Borrower to Newby Manor Limited pursuant to the Subscription Agreement;

“Applicable Margin” means:

(i)

in respect of Advances under Tranche A, three per cent (3%) per annum;

(ii)

in respect of Advances under Tranche B, three per cent (3%) per annum provided that (subject to (iii). below), if the audited consolidated financial statements of the Group delivered to the Agent in terms of Clause 18 for the financial year ending on 31 December 2003 (or in respect of any subsequent financial year) disclosed that the ratio of Bank Borrowings (as at such date) to EBITDA for the financial year ending on the date of such financial statements is:

(A)

more than 5.0:1, the Applicable Margin shall be three per cent (3%) per annum;

(B)

equal to or less than 5.0:1 but more than 4.0:1, the Applicable Margin shall be two per cent (2%) per annum;

(C)

equal to or less than 4.0:1, the Applicable Margin shall be one point two five per cent (1.25%) per annum;

in each case with effect from the 1 January falling immediately after such 31 December;

(iii)

if at any time a breach of the terms of Clause 20 (Financial Covenants) is continuing unwaived the rate referred to in this definition will be increased by two per cent. (2%) per annum for so long as such breach continues unwaived at which time the Applicable Margin shall revert to three per cent (3%) per annum;

“Associated Company” means any company (other than a member of the Group) of which any member of the Group owns more than twenty per cent (20%) of the equity share capital whether directly or indirectly;

“Availability Period” means the period from the date of the Supplemental Facility Agreement to the date falling 364 days thereafter;

“Available Commitment” in relation to a Lender at any time means the aggregate of its Available Tranche A Commitment and its Available Tranche B Commitment;

“Available Tranche A Commitment” in relation to a Lender at any time means, save as otherwise provided herein, its Tranche A Commitment less the aggregate amount of Advances under Tranche A which it has advanced at that time;

“Available Tranche B Commitment” in relation to a Lender at any time means, save as otherwise provided herein, its Tranche B Commitment less the aggregate amount of Advances under Tranche B which it has advanced at that time;

“Available Tranche B Facility” on any date means the aggregate amount of the Available Tranche B Commitments on that date;

“Bank Borrowings” means at any particular time the aggregate consolidated indebtedness of the Group under this Agreement, the Senior Facility Agreement and the Overdraft Facility Letter;

“Capital Expenditure” means, in relation to any Test Period or other period, the amount of expenditure by members of the Group in such period which should be treated as capital expenditure in accordance with UK GAAP;

“Cash” means credit balances on any bank or other deposit, savings or current account and cash in hand;

“Change of Control” means any single person, or group of persons acting in concert (as defined in the City Code on Take-overs and Mergers as in force on the date of this Agreement) acquires control (as defined in Section 416 of the Income and Corporation Taxes Act 1988) of the Borrower (other than all of those persons having control of the Borrower on the date of this Agreement);

“Circular” means the circular from the Borrower to its shareholders in relation to, inter alia, the Acquisition and the Rights Issue incorporating a prospectus in relation to the Borrower and a notice convening an extraordinary general meeting;

“Commitment” means (a) in relation to a Lender which is an original party to this Agreement, the aggregate amount of the Facility set opposite its name in Column (3) of Schedule 1 (taking into account transfers by and to such Lender and cancellations of the Facility) and (b) in relation to a Lender to which rights and obligations under this Agreement are transferred, the aggregate amount of the Facility transferred to it (taking account of any subsequent transfers by and to such Lender and cancellations of the Facility) and when designated “Tranche A Commitment” or “Tranche B Commitment” means such of the Lender's Commitment as relates to Tranche A or Tranche B as the case may be;

“Completion” has the meaning ascribed thereto in the Share Purchase Agreement;

“Completion Date” means each of the date on which the LPL Completion takes place and the date on which the Option Completion takes place;

“Completion Waiver Letter” means each letter or other document setting out the terms (if any) upon which compliance with any provision of any of the Financing Documents is waived by the Agent in connection with Completion;

“Current Assets” means at any particular time the aggregate of the value of Stock and the value of Debtors;

“Current Liabilities” means at any particular time the aggregate of all current liabilities of the Group;

“Debtors” means at any particular time any debts due and payable to the Group or any member thereof by trade debtors after making proper provision for bad and doubtful debts or monies due and payable which provision in the case of debts outstanding for more than 90 days shall be 100% of the amount due;

“Due Diligence Reports” means the Accountants Report, the Insurance Letter, the Legal Due Diligence Report, the Pensions Report and the Tax Report;

“Drawdown Notice” means a notice substantially in the form set out in Schedule 3;

“EBITDA” means, in relation to any Test Period, profit on ordinary activities of the Group on a consolidated basis for such period before taking into account earnings attributable to Associated Companies, Interest and Taxation payable by the Group, depreciation and amortisation of goodwill, in each case for such period;

“Environment” means the environment as defined in Section 1(2) of the Environmental Protection Act 1990;

“Environmental Law” means any common, civil or criminal law, statute, regulation, rule, order, consent, decree, or governmental requirement of any country or directives or regulations of any body having the force of law in the United Kingdom or elsewhere, which relates to or otherwise imposes liability or standards of conduct concerning discharges or releases of any Hazardous Substance into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, clean-up, transport or handling of Hazardous Substances;

“Environmental Permit” means any permits or authorisations required by or pursuant to Environmental Law;

“euro” means the single currency of the participating member states in the European Union;

“Event of Default” means any of those events specified in Clause 21.01;

“Facility” means the term loan and revolving credit facility granted to the Borrower in Clause 1;

“Facility Office” in relation to any Lender means the office identified with its signature below or such other branch office of such Lender (designated from time to time by such Lender to the Agent on not less than five business days' notice) which shall make or maintain the Advances of such Lender hereunder;

“Final Repayment Date” means 31 December 2006;

“the Financing Documents” means this Agreement, the Security Documents, the Inter Creditor Agreement, the Hedging Documents, any Waiver Letter, any Transfer Certificate and any other document which the Agent and the Borrower agree shall be designated as a Financing Document;

“Finance Lease” means a contract or arrangement entered into between a lessor and a lessee and which is treated as a finance or capital lease in accordance with UK GAAP;

“Gaming Legislation” means all statutes, statutory instruments, laws, regulations and guidelines or rules (whether or not having the force of law but, if not, being of a type with which participants operating in the same business or businesses as the Group is accustomed, expected or required to comply) in relation to gaming, betting, pool betting, bingo, lotteries and other competitions or games of a similar type (or development thereof) or the regulation of any of the foregoing and includes, without limitation, the Lotteries and Amusements Act 1976, the Gaming Act 1968, the Betting, Gaming and Lotteries Act 1963 The Gaming (Amendment) Act 1986 and the Betting and Gaming Duties Act 1981, as amended, re-enacted or replaced from time to time;

“Group” means the Borrower and its subsidiaries from time to time;

“Hazardous Substance” means any noise, odour, pollutant, or any flammable, combustible, explosive, infectious, corrosive, caustic, irritant, sensitizing, carcinogenic or radio-active material or hazardous or toxic waste, substance or material which a reasonably prudent person would regard as being or being likely to be dangerous or hazardous or likely to cause harm to man or any other living organism or damaging the Environment;

“Hedging Documents” means any agreements entered into from time to time between any member of the Group and any person in relation to the Group's exposure to floating interest rates or foreign currency exchange rates (and any agreements, confirmations or other documents in any way related to such agreements);

“Hedging Policy Letter” means the letter dated on or around 10th August 2000 from the Borrower to the Agent in connection with the policy of the Group in relation to the hedging of its exposure to interest rates, currency exchange rates and other forward contracts;

“Hedging Transaction” means any currency or interest purchase, cap or collar agreement, forward rate agreements, interest rate or currency future or option contract, foreign exchange or currency sale or purchase agreement, interest rate swap, currency swap or similar arrangement or any combination thereof whether on-exchange or otherwise;

“Instructing Group” means a group of Lenders the aggregate of whose Commitments amount to more than sixty-six and two thirds per cent (66 2/3%) of the Total Commitments;

“Insurance Letter” means the letter from Marsh UK Limited to the Agent dated on or around 10th August 2000 confirming the adequacy of the insurance cover of the Group in terms acceptable to the Agent;

“Inter Creditor Agreement” means the intercreditor agreement dated 10th August 2000 (as supplemented on or around the date of the Supplemental Mezzanine Facility Agreement and as amended, varied, supplemented, novated or replaced from time to time) entered into between the Borrower and The Governor and Company of the Bank of Scotland in the various capacities referred to therein in respect of the regulation of certain issues concerning certain creditors of the Borrower;

“Interest” means, in relation to any Test Period, the aggregate (calculated on a consolidated basis) of all interest, amounts in the nature of interest, guarantee fees, fees, discount, commitment commission, arrangement fees and the interest element of Finance Leases and hire purchase agreements incurred, paid or accrued in respect of the use or availability of indebtedness of the Group during that period and all payments in respect of interest rate hedging incurred, paid or accrued in or in respect of that period;

“Interest Period” means any of those periods mentioned in Clause 7.01;

“ITV Contract” means the agreement to be entered into between, inter alia, the parties to the ITV Heads of Terms in connection with the provision of certain gaming services and products;

“ITV Heads of Terms” means the Binding Heads of Agreement dated 4th March 2002 between the Borrower, ITV Network Limited, ITV2 Limited and ITV Sport Channel Limited in connection with the provision of certain gaming services and products;

“Legal Due Diligence Report” means the report by Nicholson Graham & Jones dated as of 27 June 2000 and addressed to the Agent and the Lenders;

“Lender” means each of the following:

(i)

each person whose name is set out in Schedule 1;

(ii)

each person to which rights and/or obligations under the Financing Documents are assigned or transferred by a Lender pursuant to Clause 32; and

(iii)

any successor or successors in title to any of the persons mentioned in (i) or (ii) above;

(together the “Lenders”);

“LIBOR” means (a) the applicable Screen Rate or (b) if no Screen Rate is available for the relevant period, the arithmetic mean, rounded upwards if necessary to four decimal places, of the rates (as notified to the Agent) at which each of the Reference Banks was offering to prime banks in the London Interbank Market deposits in Sterling of an amount comparable to the amount for which the rate is to be determined for the period for which such rate is to be determined at or about 11.00am on the Quotation Date therefor;

“Loan” means the principal sum outstanding under the Facility;

“LPL Completion” has the meaning ascribed thereto in the Share Purchase Agreement;

“LPL Completion Date” means the date on which LPL Completion takes place; '

“Mandatory Costs” means (a) those costs calculated in accordance with the provisions of Schedule 4 and (b) the cost of any Lender complying with any reserve assets requirements of the European Central Bank;

“Material Adverse Effect” means any effect which is, or is reasonably likely:

(i)

to be materially adverse to the ability of the Group to comply with or to perform in a timely manner all or any of its payment obligations under any of the Financing Documents and/or any of its obligations under Clause 20 of this Agreement; and/or

(ii)

to be materially adverse to the business, financial condition or assets of the Group as a whole; and/or

(iii)

(where the context so admits) to result in any of the Financing Documents not being legal, valid and binding on, and enforceable substantially in accordance with their terms against, any party to that financing document or (in the case of the Security Documents) not providing the Agent and the Lenders with enforceable security over the assets to be covered by that Security Document;

“Monthly Accounting Period” means each of the twelve periods per annum for which the Borrower is required to prepare consolidated monthly management accounts for the purpose of this Agreement;

“Monthly Management Accounts” means the Borrower's consolidated financial statements for a Monthly Accounting Period in the form agreed between the Borrower and the Agent;

“Net Proceeds” means:

(i)

the consideration received by any member of the Group in respect of the disposal to any person which is not a member of the Group of any asset or interest therein (other than a disposal referred to in paragraph (ii), (iv), (v) or (vi) of the definition of Permitted Disposals) after deducting (a) Taxation resulting from such disposal, and (b) costs properly and necessarily incurred by the member of the Group concerned in making the disposal; and

(ii)

the proceeds of any claim by any member of the Group against any party under the Share Purchase Agreement except to the extent required to pay for any liability which gave rise to the claim;

“Non-Trading Subsidiary” means any subsidiary of the Borrower which was at 10th August 2000, or thereafter becomes, dormant within the meaning of Section 250(3) of the Companies Act 1985 or foreign equivalent, or non-trading and includes UKCL Limited, Littlewoods Leisure.com Limited and Sportech Trustees Limited;

“Obligors” means the Borrower and any other member of the Group which has any liability (actual or contingent) to the Agent or any Lender for the payment or repayment of any amount;

“Observer” means a representative of the Agent appointed in accordance with Clause 18.03 hereof;

“Option Completion” has the meaning ascribed thereto in the Share Purchase Agreement;

“Option Completion Date” means the date on which Option Completion takes place;

“Option Companies” means each of Littlewoods Lotteries Limited, Littlewoods Leisure Marketing Services Limited and Littlewoods Competitions Company Limited and each of their subsidiaries;

“Overdraft Facility Letter” means the facility letter from The Governor and Company of the Bank of Scotland to the Borrower dated 10th August 2000 (as supplemented on or around the date of the Supplemental Mezzanine Facility Agreement and as amended, varied, supplemented, novated or replaced from time to time) in relation to working capital facilities of up to £6,000,000;

“Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Pensions Report” means the letter by New Bridge Consultants Limited dated 29 June 2000 and addressed to the Agent and the Lenders;

“Permitted Disposals” means:

(i)

disposals in any financial year of the Borrower of assets with a market value of up to £250,000 (or its equivalent) which when aggregated with all other disposals by members of the Group made in reliance on this provision, do not exceed £1,000,000 (or its equivalent) in any such financial year;

(ii)

disposals of obsolete or redundant plant and equipment on arm’s length terms at market value;

(iii)

disposals by any member of the Group to any other member of the Group;

(iv)

sales of Stock in the ordinary course of trade;

(v)

disposals of cash as consideration for the acquisition of any asset of service in the ordinary course of trade or by way of temporary investment or surplus funds;

(vi)

disposals of assets where such assets are replaced by similar assets of equivalent purpose, quality and value within three months of the disposal of the original asset, provided that pending such replacement, all cash proceeds are held in a Security Account;

(vii)

disposals not falling within paragraphs (i) to (vi) above (inclusive) which are made with the prior written consent of an Instructing Group;

“Permitted Encumbrances” means the encumbrances specified in Schedule 5;

“Permitted Hedging Transactions” means:-

(i)

the Hedging Transactions entered into in accordance with the terms of Clause 19.01(v);

(ii)

any other foreign exchange transactions for spot or forward delivery entered into in the ordinary course of business (and not for investment or speculative purposes) to hedge currency expenses incurred by the Group;

“Permitted Indebtedness” means the indebtedness specified in Schedule 8;

“Potential Event of Default” means an event or condition which is or would become (with the passage of time, the giving notice, the making of any determination or any combination thereof) an Event of Default;

“Pro Rata Percentage” means in relation to a Lender the figure expressed as a percentage calculated by dividing the amount of its Commitment (or where its Commitment has been reduced to zero the amount of its Commitment immediately before such reduction) by the amount of Total Commitments and multiplying the quotient by one hundred;

“Qualifying Bank” means:-

(i)

a “bank” within the meaning of Section 840A of the Income and Corporation Taxes Act 1988 and which is beneficially entitled to interest payable to it under this Agreement and is within the charge to United Kingdom corporation tax with respect to that interest; or

(ii)

a bank or financial institution which is resident in a country with which the United Kingdom has an appropriate double tax treaty which (subject to the issue of the direction to the Borrower by the relevant taxation authority) provides for full relief from United Kingdom income tax on United Kingdom source interest for such a bank or financial institution when acting through the branch through which it is acting for the purpose of this Agreement;

“Quotation Date” in relation to any period for which an interest rate is to be determined hereunder means the day on which quotations would ordinarily be given by prime banks in the London Interbank Market for deposits in Sterling for delivery on the first day of that period provided that, if, for any such period, quotations would ordinarily be given on more than one date, the Quotation Date for that period shall be the last of those dates;

“Reference Banks” means the principal London offices of The Governor and Company of the Bank of Scotland, The Royal Bank of Scotland plc and Barclays Bank PLC or such other banks as may from time to time be agreed between the Borrower and an Instructing Group;

“Renewal Request” means a request made pursuant to Clause 10.04 or 10.05 substantially in the form set out in Schedule 3A;

“Repayment Date” in relation to any Advance under Tranche B means the last day of the Term of such Advance notwithstanding the renewal of such Advance;

“Reservations” means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and laws generally affecting the rights of creditors, the time barring of claims under the Limitation Acts, defences or set-off or counter-claim and similar principles, rights and defences under the laws of any foreign jurisdictions in which relevant obligations may have to be performed;

“Rights Issue” means the proposed rights issue to be made by the Borrower on the terms set out in the Circular;

“Screen Rate” means the British Bankers Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or the service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Lenders;

“Security Account” means any account with the Agent in the name of the Borrower (or any Obligor) into which sums are to be paid in accordance with the terms of this Agreement and which is subject to such security or other payment or blocking or designation arrangements as the Agent may reasonably require;

“Security Documents” means all documents executed or to be executed to give the Lenders (and for any other lenders or providers of banking facilities to the Group) security or any other form of support in connection with the Facility (or such other facilities);

“Senior Facility Agreement” means the facility agreement dated 10th August 2000 (as amended, varied, supplemented, novated or replaced from time to time) between the Borrower, The Governor and Company of the Bank of Scotland as arranger and agent and the banks referred to therein in respect of senior loan facilities of up to £110,000,000;

“the Share Purchase Agreement” means the agreement dated 27th June 2000 between the Vendor (1) and the Borrower (2) for the sale and purchase of the whole issued share capital of each of the Targets amended by a supplemental agreement dated 3rd August 2000;

“Sterling”, “Pounds” and “£” means the lawful currency of the United Kingdom from time to time;

“Stock” means at any particular time any raw materials, finished stocks and goods, items of work in progress, items in the course of processing or manufacture and unfurnished goods and other inventory of the Group valued at the lower of cost and net realisable value all as determined in accordance with UK GAAP;

“Subscription Agreement” means the letter from Newby Manor Limited to the Borrower dated on or around 10th August 2000;

“Supplemental Mezzanine Facility Agreement” means the agreement dated on or around 24th September 2002 and expressed to be supplemental to this Agreement;

“Target” means each of Littlewoods Promotions Limited (Reg. No. 545018), Littlewoods Lotteries Limited (Reg. No. 2884057), Littlewoods Competitions Company Limited (Reg. No. 635749) and Littlewoods Leisure Marketing Services Limited (Reg. No. 3041010) and “Targets” means all of them;

“Tax Report” means the report by Ernst & Young dated on or around 10th August 2000 and addressed to the Agent and the Lenders;

“Taxation” includes all present and future taxes, levies, imposts, deductions, charges, compulsory loans and withholdings whatsoever together with any interest thereon and penalties in respect thereof;

“Term” in relation to any Advance under Tranche B means the period for which it is or is to be drawn;

“Termination Date” means the earlier of the day which is the Final Repayment Date and the date on which the Available Commitment of each of the Lenders is either cancelled or otherwise terminated hereunder;

“Test Date” means when used for the purpose of Clauses 20.01 (Interest Cover) and for the purpose of the associated definitions 30 June and 31 December in each year originally commencing 30 September 2000 and when used for the purpose of Clause 20.02 (Debt Cover) and the associated definitions 31 December in each year commencing 31 December 2001;

“Test Period” means (a) in respect of a Test Date in terms of Clause 20.01 (Interest Cover) the period from the commencement of the financial year in which the relevant Test Date occurs to the Test Date and (b) in respect of a Test Date in terms of Clause 20.02 (Debt Cover) the period from the commencement of the financial year in which the relevant Test Date occurs to the Test Date, comprising in this case the entire financial year;

“Total Commitments” means the aggregate for the time being of the Commitments;

“Total Interest” means, in relation to any Test Period, the aggregate of all Interest incurred, paid or accrued in respect of the use or availability of indebtedness of the Group under this Agreement, the Senior Facility Agreement and the Overdraft Facility Letter in respect of such period;

“Tranche A” means the term loan facility of up to Twenty Four Million Pounds (£24,000,000) referred to in Clause 1;

“Tranche B” means the revolving credit facility of up to Eleven Million Pounds (£11,000,000) referred to in Clause 1;

“Transaction Documents” means the Acquisition Documents, the Equity Documents and the Financing Documents;

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 9;

“UK GAAP” means generally accepted accounting principles in the United Kingdom from time to time;

“Updated Projections” means any updated or supplemental ITV projections provided by the Borrower in relation to the venture contemplated by the ITV Heads of Terms at any time after the date of the Supplemental Mezzanine Facility Agreement;

“Vendor” means The Littlewoods Organisation PLC (Reg. No. 262152);

“Waiver Letter” means each Completion Waiver Letter and each other letter or document setting out the terms (if any) upon which compliance with any provision of any of the Financing Documents is waived by the Agent.

2.

Any reference in this Agreement to:

the “Agent” or any “Lender” or any “Hedging Bank” shall be construed (a) so as to include their respective successors and permitted assigns and any transferee in accordance with their respective interests and (b) (in relation to Clause 14 (Increased Costs)) to include a reference to any holding company of such Lender;

a “business day” shall be construed as a reference to a day (other than a Saturday or a Sunday) on which banks are generally open for business in Edinburgh and London;

“cash cover” means in relation to any liability (actual or contingent) of an Obligor to any bank or agent an amount not less than that liability held in cash by that Obligor with the Agent or with that Lender, on terms which satisfy the Bank of England's requirements from time to time in relation to cash collateral for the purpose of nil weighting of exposures;

a “Clause”, “sub-Clause”, “Part” or “paragraph” shall, subject to any contrary indication, be construed as a reference to a clause, sub-clause, part or paragraph hereof;

an “encumbrance” shall be construed as a reference to a mortgage, pledge, charge, lien, hypothecation or other security interest securing any obligation of any person or any other type of preferential arrangement having a similar effect including, without limitation, title retention arrangements;

“equity share capital” shall be construed in relation to a company as a reference to that company's issued share capital excluding any part which neither as respects dividends nor as respects capital carries any right to participate beyond a fixed sum of money;

the “equivalent” on any given date in a currency (the “first currency”) of an amount denominated in a second currency (the “second currency”) is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the Spot Rate at or about 11.00 a.m. or such date (or such other time as may be appropriate) for the purchase of the first currency with the second currency;

a “holding company” of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

“indebtedness” means (a) monies borrowed or raised, and interest due and payable thereon; (b) any liability under any debenture, bond, note, loan or stock or other debt security, encumbrance or instrument or under acceptance credit, bill discounting or note purchase facilities; (c) any liability due under any Finance Leases; (d) any liability in respect of the acquisition cost of assets or services to the extent payable more than 90 days after the time of acquisition or possession thereof by the party liable; (e) any guarantee or other legally binding assurance against performance of contracts or against financial loss in respect of (a), (b) and (c) above, all of (a) to (e) above inclusive adjusted where necessary to exclude double counting and (f) the gross amount of any liability under interest rate and foreign currency swap, cap, collar or other hedging instruments;

a “month” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shal1 end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the calendar month in which that period ends, that period shall end on the last business day in that later month (and references to “months” shall be construed accordingly);

a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the foregoing;

any amount being “repaid” or “prepaid” shall include the provision of cash cover in relation to any Utilisation of the Facility other than by way of Advance;

a “Schedule” shall, subject to any contrary indication, be construed as a reference to a Schedule hereto which Schedules are deemed to form part of this Agreement;

a “Subsidiary” of the company or corporation shall be construed as a reference to any company or corporation:

(a)

which is controlled, directly or indirectly, by the first-mentioned company or corporation; or

(b)

more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

(c)

which is a subsidiary of another subsidiary of the first-mentioned company or corporation;

and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body; and

the “winding-up” or “dissolution” of a company shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business.

3.

Save where the contrary is indicated, any reference in this Agreement to:

(a)

this Agreement, any other Financing Document or any other agreement or document shall be construed as a reference to this Agreement or such other Financing Document or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, supplemented or novated;

(b)

a provision of a law shall be construed as a reference to such provision as the same may have been, or may from time to time be, amended or re-enacted;

(c)

words importing the singular shall include the plural and vice versa; and

(d)

a time of day shall be construed as a reference to London time.

4.

Clause, Part and Schedule headings are for ease of reference only.

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SIGNATORIES

THE BORROWER

RODIME PLC

By: “Colin McGill”

Address for Notice:	4 Heriot Row
Edinburgh
EH3 6HU
Fax No:	0131 557 8177

THE AGENT

The Governor and Company of the Bank of Scotland

By: “Jennifer Alexander”

Address for Notice:	The Mound
Edinburgh
EH1 lYZ
Fax No:	0131 243 7124

THE ARRANGER

The Governor and Company of the Bank of Scotland

By: “Jennifer Alexander”

Address for Notice:	The Mound
Edinburgh
EH1 lYZ
Fax No:	0131 243 7124

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THE LENDERS

The Governor and Company of the Bank of Scotland

By: “Jennifer Alexander”

Lending Office and Address for Notice:	The Mound
Edinburgh
EH1 lYZ
Fax No:	0131 243 7124

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SIGNATORIES TO SUPPLEMENTAL
MEZZANINE FACILITY AGREEMENT

THE BORROWER

SPORTECH PLC

By:

Address for Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Pk
Liverpool L13 1AB

Fax No:	0151 288 3058

THE AGENT

The Governor and Company of the Bank of Scotland

By:

Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No:	0131 659 0865

THE ARRANGER

The Governor and Company of the Bank of Scotland

By:

Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No:	0131 659 0865

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THE LENDERS

The Governor and Company of the Bank of Scotland

By:

Lending Office and Address for Notice:
Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No:	0131 659 0865

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